

October 17, 2013

Via E-mail
Brian Altounian
Chief Executive Officer
WOWIO, Inc.
9465 Wilshire Blvd., Suite 3015
Beverly Hills, CA 90212

> **Re:** **WOWIO, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-184529**

Dear Mr. Altounian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the discrepancy between the approximate percentage of third party owned content distributed through www.wowio.com. We note conflicting amounts of 99% and 87%. Also, confirm whether your disclosure of approximately 800 company owned and 6,000 publisher owned (30 of which subject to advertising campaigns) eBooks is an accurate description of your currently available content on www.wowio.com.

Prospectus Summary, page 4

2. Please revise your third paragraph under "Our Company" to more clearly explain how you operate sales between company owned eBooks and third party publisher owned eBooks, including the approximately 30 pieces subject to advertising campaigns. For example, we note you generally do not generate profits from non-advertising campaign sales. Disclose that you generally only withhold a certain percentage to cover processing

charges and discuss how these sales are intended to drive traffic to your website to increase advertising opportunities. In total, your disclosure should briefly explain the totality of your business operations while highlighting the differences between certain sales. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" paragraph 4 on page 19.

3. Please disclose that you are currently in default under substantially all of your debt. Disclose that TCA Global Credit Master Fund, L.P., the lender under your revolving loan agreement, has brought a legal action and obtained a default judgment against you. Disclose the details of the default judgment, including the date, dollar amount and status of the foreclosure on all of your assets. Also provide a separate risk factor discussing this default judgment and the specific risks to the company.

Management's Discussion and Analysis, page 19

4. We note from the third paragraph of page 37 that TCA Global Credit Master Fund, L.P. has prevailed against you in a legal action seeking to foreclose on assets collateralizing its revolving credit facility with you.   Please revise your discussion and analysis to specifically focus on this material event as required by Instruction 3 of Item 303(a) of Regulation S-K. Address the known impact and related uncertainties about how this foreclosure action would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Notes to Consolidated Financial Statements

5. Acquisitions, page F-19

5. We note your response to comments 6 and 7. It appears from your response that WOWIO, Inc. incurs no obligation to make royalty payments related to the WOWIO LLC, Spacedog and Drunk Duck acquisitions until such time that the particular revenues are actually earned and the related royalty expense obligations are actually incurred in the course of future operations. In order to evaluate further your response, tell us in detail the business rationale for enumerating the royalty payments as part of the purchase price consideration for the acquisitions. In addition, please tell us the legal rights of parties under the agreements if you do not earn revenue that requires you to make the royalty payments.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3 – Summary of significant Accounting Policies, page F-59

Going Concern, page F-59

6. We note from the risk factor disclosure on page 9 that you "are currently in default under substantially all of (your) debt," and from the third paragraph of page 37 that one of your creditors took legal action to initiate foreclosure on your assets prior to the June 30, 2013 balance sheet date. We further note that this creditor prevailed against you. In this regard tell us the following:

- Describe the assets upon which TCA Global Credit Master Fund, L.P. ("TCA") sought foreclosure,
- Tell us the carrying value at June 30, 2013 of assets upon which TCA sought foreclosure,
- If and when TCA has since foreclosed on those assets,
- Your consideration of whether or not these assets should have been de-recognized in your June 30, 2013 financial statements, and
- The impact, if any, of this foreclosure action upon the parallel credit defaults.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeff Cahlon
        Sichenzia Ross Friedman Ference LLP